SHEPPARD MULLIN

Four Embarcadero Center, 17th Floor

San Francisco, California 94111

August 17, 2017

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attn: Russell Mancuso, Branch Chief

Re:         Giga-tronics Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed July 18, 2017

File No. 001-14605

Ladies and Gentlemen:

Our firm represents Giga-tronics Incorporated in connection with the above matter. We acknowledge receipt of your letter dated August 4, 2017, with respect to the above matter. We have discussed certain of the comment with Mr. French of your office. We have set forth the text of your comments in bold text below for ease of reference. Following each comment we have provided our response. Currently with this letter, the company is filing an amendment to its preliminary proxy statement to reflect the proposed changes described below.

Proposal 4

1. Revise to clarify how the proposed reverse split will affect your outstanding preferred stock.

Response: We propose in our amendment to add the following sentence:

“All existing outstanding shares of convertible preferred stock are convertible into 100 shares of common stock. Upon completion of the reverse stock split, by which every four outstanding shares of common stock held by a holder will be combined into one share of common stock, each share of convertible preferred stock will become convertible into 25 shares of common stock, so that the economic relationship between shares of common stock and shares of all series of preferred stock is unchanged.”

2. Reconcile the vote required to approve this proposal as disclosed in the last paragraph preceding the heading “Effectiveness of Amendment” and as disclosed in the seventh paragraph of the page preceding Proposal 1.

Response: The first reference, in the seventh paragraph of the page preceding Proposal 1, states that the required vote for the reverse split proposal is a majority of the outstanding shares of capital stock. The second reference, in the last paragraph preceding the heading “Effectiveness of Amendment”, states that the required vote is a majority of the outstanding shares of common stock.

The preferred stock holders are entitled to vote on an as-converted basis with the common stock holders. We will amend our filing so that the second reference, to common stock, will be changed to refer to capital stock in this manner:

“Approval of the amendment to the Company’s articles of incorporation to implement the Reverse Split will require the affirmative vote of the shareholders holding a majority of the outstanding shares of our capital stock (shares of common stock and preferred stock on an as-converted basis).”

Proposal 5

3. We note the multiple alternatives that you include in the “General” paragraph of this proposal. Revise to present each alternative separately, and provide a means for shareholders to specify their choice on each alternative.

Response: The Company’s intent is to seek open ended approval of the issuance of securities in excess of 20% of the current outstanding number of shares of common stock. Nasdaq counts all shares issued or ultimately issuable in a transaction toward the 20% threshold. For Nasdaq purposes, one share of common stock and the number of shares or fraction of a share of preferred stock convertible into one share of common stock are equivalent under the 20% rule. The Company is not seeking approval for distinct issuances of common stock, preferred stock or warrants.

Accordingly we propose in our amendment to revise this paragraph to ask for a single approval of

“any combination of common stock, preferred stock, warrants to purchase common stock and warrants to purchase common stock or preferred stock that could, upon exercise in accordance with their terms, result in the issuance of more than 20% of the number of outstanding shares of the Company’s common stock at the time any agreement for such issuance is entered into, at a price per common share or common share equivalent that is less than the greater of book value or market value per share.”

4. Given your disclosure under the heading “Reasons for the Offering,” it is unclear why you also disclose that “no offering . . . is contemplated in the proximate future.” Revise to clarify the contemplated timing of the issuance for which you are seeking shareholder approval, and disclose all information required by Schedule 14A Items 11 and 13, including disclosure required by Regulation S-K Item 202.

Response: We agree that it is not a correct to say, in the phrase of Item 11, “no offering is contemplated in the proximate future.”. The company does intend to make an offering as soon as practicable and is currently soliciting proposals, but it is unable to state the terms of such an offering, because it has no firm proposal in hand, and any terms will most likely be dictated by the investor and not by the company. We propose in our amendment to revise the second half of the subject sentence to read:

“…cannot be stated because the Company has no agreement or understanding with EGE or any other investor as to the terms of any preferred stock or other security or combination of securities that might be issued in such an offering. The Company is concerned that it must seek broad shareholder approval now and be in position to consummate the issuance of securities in exchange for cash consideration promptly upon entering into an agreement, because (i) an investor is unlikely to agree to a lengthy pre-closing period during which the Company seeks shareholder approval and (ii) the Company’s cash resources may not be sufficient to sustain the Company through such a period.”

With respect to timing, we propose in our amendment to add the following:

“The timing of any issuance for which approval is sought would be dependent on the Company’s reaching a written agreement with EGE or another investor or investors as to actual terms of the preferred stock, on the filing with the California Secretary of State of a certificate of determination setting forth the rights, privileges and restrictions of the series of preferred stock and the satisfaction of conditions to closing under such an agreement and, unless shareholders approve Proposal 5 at this time, the receipt of shareholder approval of a specific issuance of securities or a waiver for Nasdaq from compliance with the shareholder approval requirement under its Rule 5635.”

Disclosures required under Item 11(c) are included under “Material Terms of the Offering (description of transaction, consideration to be received), and “Reasons for the Offering” (use of proceeds and impracticality of a more precise description of terms).

We propose in our amendment to add a sentence at the end of “”Reasons for Shareholder Approval” to read:

“If Proposal 5 is approved and the Company enters into an agreement for the issuance of securities contemplated by this proposal, we do not intend to seek any further authorization for the issuance of securities by a vote of securities holders prior to such issuance.”

With respect to Item 11(d), the Company does not seek approval of the issuance of securities for consideration other than cash. We propose in our amendment to add the following sentences:

“The Company is seeking approval to conduct the offering as a private placement rather than a public offering. The Company does not have the resources to conduct a public offering; the amount of capital sought by the Company is not large enough to justify the expense of a public offering; and the Company’s troubled financial condition and lack of earnings would make it difficult to successfully complete a public offering.”

Under the circumstances, we do think it is practical or realistic to require the company to provide any more specific description of the terms of the Offering, since those terms do not exist and are not determinable by the company alone. Schedule 14A Item 11 contemplates that no description need be provided when no offering is contemplated n the proximate future. The term “proximate” is relative. The company’s circumstances are equivalent to those contemplated by this phrase. Although the company intends and hopes, and is compelled by its financial condition, to do an Offering very soon, the actual time for the offering is not sufficiently “proximate” that its terms are known or determinable.

We propose in our amendment to add the following on the last page of the proxy statement.

“The following matters are incorporated by reference from the Company’s annual report on Form 10-K for the fiscal year ended March 25, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended June 24, 2017

●	Financial statements as of and for the fiscal year and fiscal quarter then ended; and
●	Management’s discussion and analysis of financial condition and results of operations as required by Item 303 of Regulation S-K.”

The company is a smaller reporting company and is not required to provide disclosures under Item 302, Supplementary Financial Information, or Item 305, Quantitative and Qualitative Disclosures about Market Risk..

Disclosures required by Items 304, changes in and disagreements with accountants is included in Proposal 2.

_______________

We hope these responses adequately address your comments. Please advise us if you have additional comments or concerns. Thank you for your consideration.

The company and its management acknowledge their responsibility for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Thomas G. Reddy

Thomas G. Reddy

cc:	Caleb French, Securities and Exchange Commission
William J. Thompson